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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2


                             EVOLVING SYSTEMS, INC.
                                (Name of Issuer)


                     Common Stock, $.001 Par Value Per Share
                         (Title of Class of Securities)


                                 (CUSIP Number)
                                   30049R 10 0

             (Date of Event Which Requires Filing of this Statement)
                                December 31, 2000



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)

/   /  Rule 13d-1(c)

/ X /  Rule 13d-1(d)



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




CUSIP Number:  30049R 10 0


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                George A. Hallenbeck

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)  /   /

                (b)  /   /

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

Number of                           5       Sole Voting Power
Shares                                      2,254,452
                                            ------------------
Beneficially                        6       Shared Voting Power
Owned by                                    100,000
                                            ------------------
Each Reporting                      7       Sole Dispositive Power
Person With:                                1,259,452
                                            ------------------
                                    8       Shared Dispositive Power
                                            ------------------
                                            100,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

         2,354,452

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                /   /

11       Percent of Class Represented by Amount in Row (9)

         17.92%

12       Type of Reporting Person

                IN

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



CUSIP Number:  30049R 10 0


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Jacquie Hallenbeck

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)  /   /

                (b)  /   /

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

Number of                           5       Sole Voting Power
Shares                                      None
                                            ------------------
Beneficially                        6       Shared Voting Power
Owned by                                    None
                                            ------------------
Each Reporting                      7       Sole Dispositive Power
Person With:                                995,000
                                            ------------------
                                    8       Shared Dispositive Power
                                            None
                                            ------------------

9        Aggregate Amount Beneficially Owned by Each Reporting Person

         995,000

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                /   /

11       Percent of Class Represented by Amount in Row (9)

         7.75%

12       Type of Reporting Person

                IN

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



Item 1.

        (a)      Evolving Systems, Inc.

        (b)      9777 Mt. Pyramid Court
                 Englewood, Colorado 80112

Item 2.

        (a)      Name of Person Filing

                 George A. Hallenbeck, on his own behalf and on behalf of Jacquie Hallenbeck (see the Joint Filing Agreement attached hereto as Exhibit A).

        (b)      Address of Principal Business Office or, if none, Residence

                 c/o Evolving Systems, Inc.
                 9777 Mt. Pyramid Court
                 Englewood, CO   80222

        (c)      Citizenship

                 United States of America

        (d)      Title of Class of Securities

                 Common Stock

        (e)      CUSIP Number

                 30049R 10 0

Item 3.    N/A

Item 4.    Ownership

           (a)      Amount beneficially owned:

                    George A. Hallenbeck:              2,354,452
                    Jacquie Hallenbeck:                  995,000

           (b)      Percent of class:

                    George A. Hallenbeck:              17.92%
                    Jacquie Hallenbeck:                 7.75%

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           (c)      Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote:

                         George A. Hallenbeck:         2,254,452
                         Jacquie Hallenbeck:                None

                   (ii)  Shared power to vote or to direct the vote:

                         George A. Hallenbeck:           100,000
                         Jacquie Hallenbeck:                None

                  (iii)  Sole power to dispose or to direct the disposition of :

                         George A. Hallenbeck:         1,259,452
                         Jacquie Hallenbeck:             995,000

                   (iv) Shared power to dispose or to direct the disposition of:

                         George A. Hallenbeck:           100,000
                         Jacquie Hallenbeck:                None

Item 5.    Ownership of Five Percent or Less of a Class

           N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A

Item 8.    Identification and Classification of Members of the Group

           N/A

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

Item 9.    Notice of Dissolution of Group

           N/A

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date:  February 9, 2001
                                        ---------------------------------

                                        /s/ George A. Hallenbeck
                                        ---------------------------------
                                        George A. Hallenbeck

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


                                    EXHIBIT A

                             JOINT FILING AGREEMENT


           Each of the undersigned hereby agrees and consents to the execution and joint filing on his or her behalf by George A. Hallenbeck of this Schedule 13G regarding beneficial ownership of Common Stock of Evolving Systems, Inc. as of December 31, 2000.


                                         /s/ George A. Hallenbeck
                                         --------------------------------
                                         George A. Hallenbeck


                                         /s/ Jacquie Hallenbeck
                                         --------------------------------
                                         Jacquie Hallenbeck



















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